===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                              -------------------

                                   FORM 11-K

(Mark One)
                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
   /x/          SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1994

                                      OR

              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
  / /          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the transition period from       to

                         Commission file number 1-8940

                           --------------------------

                  Philip Morris Deferred Profit-Sharing Plan

                           (Full title of the plan)




                         PHILIP MORRIS COMPANIES INC.
                                120 Park Avenue
                           New York, New York 10017

          (Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)


===============================================================================

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                           ANNUAL REPORT ON FORM 11-K
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994



                               TABLE OF CONTENTS


                                                           PAGE(S)
                                                           -------

REPORT OF INDEPENDENT ACCOUNTANTS........................        3

FINANCIAL STATEMENTS:
  Statements of Financial Condition as of December 31,
    1994 and 1993........................................      4-5
  Statements of Income and Changes in Plan Equity for
    the years ended December 31, 1994, 1993 and 1992.....      6-8
  Notes to Financial Statements..........................     9-20

SIGNATURES...............................................       21

SCHEDULES:
  Schedule I - Investments as of December 31, 1994.......    S-1-8

  Other schedules are omitted because the information required is contained in the financial statements.

EXHIBITS:
     23.  Consent of Independent Accountants.

                       REPORT OF INDEPENDENT ACCOUNTANTS



To:  The Corporate Employee Plans Investment
     Committee of Philip Morris Companies Inc., the Corporate Employee Benefit Committee of
     Philip Morris Companies Inc., the Philip Morris
     Management Committee for Employee Benefits, the Administrator and all Participants as a group
     (but not individually) of the Philip Morris
     Deferred Profit-Sharing Plan:


     We have audited the accompanying statements of financial condition of the Philip Morris Deferred Profit-Sharing Plan (the "Plan") as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1994, and the schedule of investments as of December 31, 1994. These financial statements and the financial statement schedule are the responsibility of the fiduciaries of the Plan appointed by Philip Morris Companies Inc. (or its delegate). Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1994 and 1993, and the income and changes in plan equity for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.



                                           COOPERS & LYBRAND L.L.P.

New York, New York
March 20, 1995

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                        STATEMENT OF FINANCIAL CONDITION
                            AS OF DECEMBER 31, 1994
                           (IN THOUSANDS OF DOLLARS)

                                     -----


                                                      U.S.
                              EQUITY    INTEREST   GOVERNMENT                 PARTICIPANTS'
                               INDEX     INCOME    OBLIGATIONS  PHILIP MORRIS     LOAN
                               FUND       FUND        FUND       STOCK FUND     ACCOUNT     TOTAL
                             ---------  ---------  -----------  -------------   --------  ----------

ASSETS:
 Allocated share of
   Trust net assets          $416,178   $584,446       $34,636       $443,488   $58,416   $1,537,164
 Employer contributions
   receivable                  25,486     25,280         5,412         18,140                 74,318
 Employee contributions
   receivable                     566        584            90            482                  1,722
 Interfund receivables
   (payables)                    (355)    (1,013)          271          1,097                      -
 Participants' loan
   repayments receivables
   (payables)                     553        603            46            462    (1,664)           -
                             --------   --------       -------       --------   -------   ----------

    Total assets              442,428    609,900        40,455        463,669    56,752    1,613,204
                             --------   --------       -------       --------   -------   ----------

LIABILITIES:
 Distributions and
   withdrawals payable          2,329      4,201           361          3,060       397       10,348
 Undistributed
   participants' loans            286        494            47            224    (1,051)           -
                             --------   --------       -------       --------   -------   ----------

    Total liabilities           2,615      4,695           408          3,284      (654)      10,348
                             --------   --------       -------       --------   -------   ----------

    Plan equity              $439,813   $605,205       $40,047       $460,385   $57,406   $1,602,856
                             ========   ========       =======       ========   =======   ==========

   The accompanying notes are an integral part of these financial statements.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                        STATEMENT OF FINANCIAL CONDITION
                            AS OF DECEMBER 31, 1993
                           (IN THOUSANDS OF DOLLARS)

                                     -----


                                                      U.S.
                              EQUITY    INTEREST   GOVERNMENT                  PARTICIPANTS'
                               INDEX     INCOME   OBLIGATIONS   PHILIP MORRIS      LOAN
                               FUND       FUND        FUND        STOCK FUND     ACCOUNT     TOTAL
                             ---------  --------  ------------  --------------   --------  ----------

ASSETS:
 Allocated share of
   Trust net assets          $407,374   $538,650      $33,027        $449,211    $65,664   $1,493,926
 Employer contributions
   receivable                  33,365     33,554        6,745          26,097                  99,761
 Employee contributions
   receivable                     545        580           72             559                   1,756
 Interfund receivables
   (payables)                  (1,291)     4,671       (1,066)         (2,314)                      -
 Participants' loan
   repayments receivables
   (payables)                     676        690           51             666     (2,083)           -
                             --------   --------      -------        --------    -------   ----------

    Total assets              440,669    578,145       38,829         474,219     63,581    1,595,443
                             --------   --------      -------        --------    -------   ----------

LIABILITIES:
 Distributions and
   withdrawals payable          6,585     11,509          293           9,637      1,572       29,596
 Undistributed
   participants' loans            445        319           40             229     (1,033)           -
                             --------   --------      -------        --------    -------   ----------

    Total liabilities           7,030     11,828          333           9,866        539       29,596
                             --------   --------      -------        --------    -------   ----------

    Plan equity              $433,639   $566,317      $38,496        $464,353    $63,042   $1,565,847
                             ========   ========      =======        ========    =======   ==========

   The accompanying notes are an integral part of these financial statements.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1994
                           (IN THOUSANDS OF DOLLARS)

                                     -----


                                                           U.S.
                                  EQUITY    INTEREST    GOVERNMENT                   PARTICIPANTS'
                                   INDEX     INCOME    OBLIGATIONS   PHILIP MORRIS      LOAN
                                   FUND       FUND         FUND        STOCK FUND      ACCOUNT      TOTAL
                                 ---------  ---------  ------------  --------------   ---------  -----------

ADDITIONS:
 Employer contributions          $ 25,514   $ 25,342       $ 5,365        $ 18,127               $   74,348
 Employee contributions             7,463      7,670         1,077           6,363                   22,573
 Allocated share of Trust
   investment activities:
    Interest income                     3     39,718         1,434             153    $  3,892       45,200
    Dividend income                    31                                   23,427                   23,458
    Net appreciation
     (depreciation) in
     fair value of
     investments                    6,005                     (567)         12,136                   17,574
                                 --------   --------       -------        --------    --------   ----------
                                    6,039     39,718           867          35,716       3,892       86,232
                                 --------   --------       -------        --------    --------   ----------

    Total additions                39,016     72,730         7,309          60,206       3,892      183,153
                                 --------   --------       -------        --------    --------   ----------

DEDUCTIONS:
 Distributions and
   withdrawals                    (37,150)   (60,486)       (4,190)        (38,379)     (5,370)    (145,575)
 General and administrative
   expenses                          (206)      (341)          (67)           (174)                    (788)
                                 --------   --------       -------        --------    --------   ----------

    Total deductions              (37,356)   (60,827)       (4,257)        (38,553)     (5,370)    (146,363)
                                 --------   --------       -------        --------    --------   ----------

Net transfers among funds           3,184     25,329        (1,334)        (27,179)                       -
Net transfers between plans            66        108             5              35           5          219
Participants' loans                (6,178)    (6,473)         (759)         (4,535)     17,945            -
Participants' loan repayments       7,442      8,021           587           6,058     (22,108)           -
                                 --------   --------       -------        --------    --------   ----------

    Net additions
     (deductions)                   6,174     38,888         1,551          (3,968)     (5,636)      37,009

PLAN EQUITY:
 Beginning of year                433,639    566,317        38,496         464,353      63,042    1,565,847
                                 --------   --------       -------        --------    --------   ----------
 End of year                     $439,813   $605,205       $40,047        $460,385    $ 57,406   $1,602,856
                                 ========   ========       =======        ========    ========   ==========

   The accompanying notes are an integral part of these financial statements.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1993
                           (IN THOUSANDS OF DOLLARS)

                                     -----


                                                           U.S.
                                  EQUITY    INTEREST    GOVERNMENT                   PARTICIPANTS'
                                   INDEX     INCOME    OBLIGATIONS   PHILIP MORRIS      LOAN
                                   FUND       FUND         FUND        STOCK FUND      ACCOUNT      TOTAL
                                 ---------  ---------  ------------  --------------   ---------  -----------

ADDITIONS:
 Employer contributions          $ 33,685   $ 34,241       $ 6,107       $  25,757               $   99,790
 Employee contributions             7,048      7,610         1,031           8,145                   23,834
 Allocated share of Trust
   investment activities:
    Interest income                     4     38,301         1,380              90    $  4,388       44,163
    Dividend income                     1                                   22,644                   22,645
    Net (depreciation)
     appreciation in
     fair value of
     investments                   39,463                       25        (198,100)                (158,612)
                                 --------   --------       -------       ---------    --------   ----------
                                   39,468     38,301         1,405        (175,366)      4,388      (91,804)
                                 --------   --------       -------       ---------    --------   ----------

    Total additions                80,201     80,152         8,543        (141,464)      4,388       31,820
                                 --------   --------       -------       ---------    --------   ----------

DEDUCTIONS:
 Distributions and
   withdrawals                    (40,290)   (75,258)       (4,097)        (53,254)     (6,409)    (179,308)
 General and administrative
   expenses                          (182)      (327)          (64)           (161)                    (734)
                                 --------   --------       -------       ---------    --------   ----------

    Total deductions              (40,472)   (75,585)       (4,161)        (53,415)     (6,409)    (180,042)
                                 --------   --------       -------       ---------    --------   ----------

Net transfers among funds          (9,702)    79,015        (1,351)        (67,962)                       -
Net transfers between plans           271        224             5             247          58          805
Participants' loans                (9,913)    (9,022)         (910)         (7,700)     27,545            -
Participants' loan repayments       7,432      7,751           536           7,750     (23,469)           -
                                 --------   --------       -------       ---------    --------   ----------

    Net (deductions)
     additions                     27,817     82,535         2,662        (262,544)      2,113     (147,417)

PLAN EQUITY:
 Beginning of year                405,822    483,782        35,834         726,897      60,929    1,713,264
                                 --------   --------       -------       ---------    --------   ----------
 End of year                     $433,639   $566,317       $38,496       $ 464,353    $ 63,042   $1,565,847
                                 ========   ========       =======       =========    ========   ==========

   The accompanying notes are an integral part of these financial statements.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1992
                           (IN THOUSANDS OF DOLLARS)

                                     -----


                                                           U.S.
                                  EQUITY    INTEREST    GOVERNMENT                   PARTICIPANTS'
                                   INDEX     INCOME    OBLIGATIONS   PHILIP MORRIS      LOAN
                                   FUND       FUND         FUND        STOCK FUND      ACCOUNT      TOTAL
                                 ---------  ---------  ------------  --------------   ---------  -----------

ADDITIONS:
 Employer contributions          $ 33,372   $ 31,137       $ 6,270        $ 34,060               $  104,839
 Employee contributions             7,184      7,127           771           9,354                   24,436
 Allocated share of Trust
   investment activities:
    Interest income                    13     33,723         1,480             221    $  4,406       39,843
    Dividend income                     2                                   21,161                   21,163
    Net appreciation
     (depreciation) in
     fair value of
     investments                   27,628                        6         (24,722)                   2,912
                                 --------   --------       -------        --------    --------   ----------
                                   27,643     33,723         1,486          (3,340)      4,406       63,918
                                 --------   --------       -------        --------    --------   ----------

    Total additions                68,199     71,987         8,527          40,074       4,406      193,193
                                 --------   --------       -------        --------    --------   ----------

DEDUCTIONS:
 Distributions and
   withdrawals                    (14,889)   (21,923)       (1,253)        (23,355)     (1,902)     (63,322)
 General and administrative
   expenses                          (169)      (324)          (58)           (158)                    (709)
                                 --------   --------       -------        --------    --------   ----------

    Total deductions              (15,058)   (22,247)       (1,311)        (23,513)     (1,902)     (64,031)
                                 --------   --------       -------        --------    --------   ----------

Net transfers among funds         (42,677)     4,135          (299)         38,841                        -
Net transfers between plans            (8)        (2)                           (9)         (6)         (25)
Participants' loans               (10,051)    (8,799)         (464)        (11,427)     30,741            -
Participants' loan repayments       6,876      6,447           385           8,129     (21,837)           -
                                 --------   --------       -------        --------    --------   ----------

    Net additions                   7,281     51,521         6,838          52,095      11,402      129,137

PLAN EQUITY:
 Beginning of year                398,541    432,261        28,996         674,802      49,527    1,584,127
                                 --------   --------       -------        --------    --------   ----------
 End of year                     $405,822   $483,782       $35,834        $726,897    $ 60,929   $1,713,264
                                 ========   ========       =======        ========    ========   ==========

   The accompanying notes are an integral part of these financial statements.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS

1.  GENERAL DESCRIPTION OF THE PLAN:

    The Philip Morris Deferred Profit-Sharing Plan (the "Plan") is a defined contribution plan maintained for the benefit of eligible non-union salaried and hourly employees of Philip Morris Companies Inc. (the "Company"), and certain of its domestic subsidiaries, including Philip Morris Incorporated and certain of its subsidiaries ("Philip Morris"), Miller Brewing Company and certain of its subsidiaries ("Miller"), Philip Morris Capital Corporation, Philip Morris Management Corp., and certain headquarters employees of Philip Morris International Inc. (collectively, the "Participating Companies"). The Plan is designed to provide eligible employees with an opportunity to share in the profits of their respective Participating Companies and to invest certain of their funds in a tax-advantaged manner. Employees of Kraft Foods, Inc. and its subsidiaries are not eligible to participate in the Plan.

    Eligible employees generally may make before-tax and after-tax contributions beginning on or after the January 1 following their respective dates of hire. Eligible employees who complete twenty-four months of accredited service are eligible to share in their Participating Company's contribution (the "Contribution") as described in Note 3. The provisions of the Plan are detailed in the official Plan document which legally governs the operation of the Plan.

    The administration of the Plan has generally been delegated to the Corporate Employee Benefit Committee of the Company (the "Committee"), a Management Committee for Employee Benefits (the "Management Committee") comprised of certain members of the Committee, and the Senior Vice President, Human Resources and Administration of the Company (the "Administrator"). The Corporate Employee Plans Investment Committee of Philip Morris Companies Inc. (the "Investment Committee") (the Committee, the Management Committee, the Administrator and the Investment Committee, are hereinafter collectively referred to as the "Fiduciaries") is responsible for the selection of the investment options in which participants invest their assets in the Plan and monitors the performance of these investment options.

    Assets of the Plan are co-invested with the assets of the Philip Morris Incorporated Deferred Profit-Sharing Plan (the "PMI Plan") and the assets of the Philip Morris Incorporated Deferred Profit-Sharing Plan for Craft Employees (the "PMI Craft Plan") in a commingled investment fund known as the Philip Morris Deferred Profit-Sharing Trust Fund (the "Trust") (see Note
    7).

    Participants have the option of investing their Plan Accounts (see Note 4) in 10% increments in four funds:

         EQUITY INDEX FUND - This fund is invested primarily in an index fund of stocks on a weighted average basis in approximately the same proportion as the Standard & Poor's Composite Index of 500 Stocks ("S&P 500").

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)

         INTEREST INCOME FUND - This fund consists primarily of investment contracts entered into by Bankers Trust Company (the "Trustee") with financial institutions, each of which agrees to repay in full the amounts invested with the institution, plus interest. The assets of the Interest Income Fund are also invested in pools of mortgage-backed and asset-backed securities, corporate bonds, and obligations of the United States government and its agencies. As an integral part of the purchase of each pool of these investments for the Interest Income Fund, a financial institution agrees to protect the pool to the extent its market value fluctuates, but not in the event of a default of any security in the pool.

         U.S. GOVERNMENT OBLIGATIONS FUND - This fund includes primarily direct obligations of the U.S. Government or its agencies, obligations guaranteed by the U.S. Government or its agencies, and fully insured bank deposits.

         PHILIP MORRIS STOCK FUND - This fund is invested in the common stock, $1 par value, of the Company (the "Common Stock") and short-term temporary investments.

    None of the foregoing funds guarantees a return to the participant. Prior to June 1, 1994, participants could change their investment elections three times during each calendar year. Effective June 1, 1994, participants can change their investment elections once each month.

    Any Contribution and participant contributions made to an Account established on and after January 1, 1992, for which no investment direction has been given are invested in the U.S. Government Obligations Fund. In all other cases, the Contribution and any participating contributions made to an Account for which no investment direction has been given are invested in the Equity Index Fund.

    Each participant may vote all the shares of Common Stock held in his or her Accounts and invested in the Philip Morris Stock Fund. The Trustee will vote full and fractional shares of the Common Stock in accordance with each individual participant's instruction. The Trustee votes those shares of Common Stock for which no or inadequate voting instructions have been received in the same proportions as the shares for which instructions have been received.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)

    At December 31, 1994 and 1993, there were 12,996 and 13,817 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.


                                            DECEMBER 31,
                                           --------------
                                             1994    1993
                                           ------  ------
       Equity Index Fund                    8,842   9,181
       Interest Income Fund                 8,356   8,505
       U.S. Government Obligations Fund     2,302   2,179
       Philip Morris Stock Fund            10,378  11,157

    Each participant is at all times fully vested in the balance of all of his or her Accounts, which includes a Company Account and may include a Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    VALUATION OF TRUST INVESTMENTS:

       Investments in common trust funds of the General Employee Benefit Common Trust of Bankers Trust Company ("GEBT") are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective GEBT common trust funds.

       Investment contracts and the pools of mortgaged-backed and asset-backed securities and other investments held in the Interest Income Fund are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest.

       Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. Securities that are not listed on an exchange are generally traded in active markets and valued by the Trustee from quoted market prices.

       Short-term temporary investments are generally carried at cost, which approximates fair value.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)

    INVESTMENT TRANSACTIONS AND INVESTMENT INCOME OF THE TRUST:

        Investment transactions are accounted for on the dates purchases or sales are executed. Realized gains and losses are computed on the basis of average cost of investments sold. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

        In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation of investments held at year-end (see Note 8).

3.  CONTRIBUTIONS:

    The Contribution for the year is accrued by the Plan based upon the amount to be funded each year in accordance with the defined contribution formula noted below. Participants' contributions are recorded in the period in which they are withheld by the Participating Companies.

    For the year ended December 31, 1994, the Contribution on behalf of eligible employees of Philip Morris who have met the twenty-four month service requirement is an amount equal to the lesser of (1) three percent of Operating Profit (defined below), less the amounts allocated for participants in the PMI Plan and the PMI Craft Plan and (2) fifteen percent of the aggregate participant compensation for such year of the participants employed by Philip Morris among whom the Contribution is to be allocated. The Contribution on behalf of eligible employees of Miller who have met the twenty-four month service requirement is an amount equal to the lesser of
    (1) three percent of Operating Profit, and (2) fifteen percent of the aggregate participant compensation for such year of the participants employed by Miller among whom the Contribution is to be allocated.

    The Contribution by Philip Morris, expressed as a percentage of aggregate participant compensation, is allocated ratably among participants (the "Philip Morris Contribution Percentage") according to their individual compensation. The Contribution by Miller, expressed as a percentage of aggregate participant compensation, is allocated ratably among participants (the "Miller Contribution Percentage") according to their individual compensation.

    The Contribution on behalf of eligible employees of any other Participating Company is the greater of (1) the Philip Morris Contribution Percentage, or
    (2) the Miller Contribution Percentage, multiplied in either case by aggregate participant compensation for such year of the participants of these other Participating Companies. The aggregate Contributions to the Plan and the contributions to the PMI Plan and the PMI Craft Plan may not be more than three percent of consolidated earnings of the Company and its subsidiaries before income taxes and cumulative effect of any accounting change and provisions for deferred profit-sharing and incentive compensation plans.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)

    Operating Profit is defined as the earnings of Philip Morris or Miller, as the case may be, before cumulative effect of any accounting changes, discontinued operations and extraordinary items, interest and other debt expense, income taxes, amortization of goodwill, minority interest, unallocated corporate expenses, the amount of any deduction used in computing such earnings for the Contribution to the Plan and the contributions to the PMI Plan and the PMI Craft Plan and contributions to any incentive compensation plan.

    For the years ended December 31, 1993 and 1992, the Contribution was an amount equal to the lesser of (1) three percent of consolidated earnings of the Company and its subsidiaries before income taxes and cumulative effect of any accounting change and provisions for deferred profit-sharing and incentive compensation plans, less the amounts allocated for participants in the PMI Plan and the PMI Craft Plan and (2) fifteen percent of the aggregate participant compensation as defined by the Plan.

    However, due to limitations under the Internal Revenue Code of 1986, as amended (the "Code"), certain amounts for highly paid individuals are not contributed to the Trust but are instead recorded as liabilities of the Participating Companies.

    No contribution is required from any participant under the Plan. Participants may make contributions on a before-tax and after-tax basis to the Plan. If a participant has not made the maximum after-tax contribution, he or she may, subject to certain statutory limits, make a lump sum contribution which may not exceed the maximum amount of personal after-tax contributions permitted for all calendar years after January 1, 1971 in which he or she was a participant, less the aggregate of all of such contributions previously made. The percentage of compensation available for these contributions varies from year-to-year in order that the aggregate contributions actually made by participants do not cause the Plan to violate limitations on such contributions set forth in the Code. The Code also imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 1994, a participant's before-tax contribution was limited to $9,240; for 1995, a participant's before-tax contribution will again be limited to $9,240, with a limitation in each year of eight percent of compensation on the total amount of before-tax and after-tax contributions.

    While the Participating Companies have not expressed any intent to discontinue making the Contribution, they are free to do so at any time. The Contribution and participant contributions are subject to specified limitations as described in the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

    The Plan provides, in the event of a Change of Control (as defined in the Plan) of the Company, for a Contribution for the year in which the Change of Control occurs and for two years thereafter at least equal to the lesser of
    (a) the percentage of participants' compensation that was contributed to the Plan for the year prior to the year in which the Change of Control occurs and (b) ten percent of the participants' applicable annual compensation.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)

4.  VALUATION OF PARTICIPANT ACCOUNTS:

    The Trustee maintains Accounts for each participant to reflect the source and the participant's share of the funds invested in the Trust:

       Account                       Source
       -------                       ------

       Company Account               Contributions

       Personal Before-Tax Account   Before-tax contributions

       Personal After-Tax Account    After-tax contributions

       Rollover Account              Amounts transferred, directly or
                                     indirectly, from another plan qualified
                                     under Section 401(a) of the Code

       PAYSOP Account                The account balance transferred from the
                                     Philip Morris Employee Stock Ownership
                                     Plan

       Loan Account                  Outstanding loans obtained from the Plan

    At the end of each month, the Trustee determines the current fair value of each fund in the Trust. The fair value of each participant's share in the Trust is determined with respect to their Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts on the basis of their proportionate share in each fund.

5.  WITHDRAWALS AND DISTRIBUTIONS:

    Participants may make withdrawals against their Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts in accordance with the provisions outlined in the Plan.

    All withdrawals by participants are subject to approval of the Committee (or other administrator of the Plan acting pursuant to the Committee's delegated authority) and will not be permitted if they would have the effect of disqualifying the Plan and the related Trust from exemption from taxation.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (IN THOUSANDS OF DOLLARS)
                                  (CONTINUED)


    Distributions are made only in the event that a person ceases to be a participant. Upon termination of employment, including retirement, a participant has several options available, as described in the Plan, with respect to his or her Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts. Normally, distributions are made one month after such termination.

    In the event the Plan is terminated, distributions will be made in accordance with the current value of participants' Accounts under the direction of the Committee and in accordance with the Code.

6.  PARTICIPANTS' LOANS:

    The loan program permits participants to borrow from their Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts under the Plan in accordance with the provisions outlined in the Plan.

    A participant's Loan Account equals the principal amount of his or her loans outstanding. The principal amount of loan repayments reduce the Loan Account and are added back to the participant's Accounts originally used as the source of the loan. The repaid amount (including interest) is reinvested in the funds according to the participant's current investment authorization.

    Participants' loans are carried at the original principal amount less principal repayments. Participants' loan repayments receivable represent amounts withheld by the Participating Companies from participants' compensation and not yet remitted to the Plan. Amounts to be disbursed under employee loan agreements are recorded as undistributed participants' loans as of the loan agreement date.

7.  INVESTMENTS HELD BY THE TRUST:

    In 1994 and 1993, $219 and $805 were transferred into the Plan, net of transfers out of the Plan, respectively, from the PMI Plan and the PMI Craft Plan as a result of employees being transferred between hourly and salaried status.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (IN THOUSANDS OF DOLLARS)
                                  (CONTINUED)


    The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each individual participant's share of the Trust. The Plan's approximate allocated share of the Trust and its approximate allocated share of the net assets of each fund in the Trust at December 31, 1994 and 1993, were:

                                           1994    1993
                                          ------  ------

       Trust                                 68%     68%

       Equity Index Fund                     70%     67%
       Interest Income Fund                  67%     65%
       U.S. Government Obligations Fund      47%     49%
       Philip Morris Stock Fund              75%     76%
       Participants' Loan Account            57%     61%

    The Plan's approximate allocated share of the Trust's investment activities for the years ended December 31, 1994, 1993 and 1992 was 70%, 87% and 63%, respectively.

    Taxes and fees incurred by the Trust and most of the costs of administering the Plan and Trust paid to third parties are paid by the Trust. The following expenses are paid from the Plan's assets: investment management fees, brokerage commissions, trustee's fees, audit fees, recordkeeping fees and legal fees. For 1994 and 1993, the approximate amount of such expenses, expressed as a percentage of the average net assets of each fund under the Plan, are as follows:


                                                    1994     1993
                                                   ------   ------

       Equity Index Fund                            0.05%    0.04%
       Interest Income Fund                         0.06%    0.06%
       U.S. Government Obligations Fund             0.17%    0.17%
       Philip Morris Stock Fund                     0.04%    0.03%

    Investments that represented five percent or more of total Trust assets as of December 31, 1994 and 1993, were:


                                                            1994       1993
                                                           ------     ------
       Philip Morris Stock Fund
           Common Stock                                   $575,890   $583,717
       GEBT Equity Index Fund                             $599,219   $611,007
       Massachusetts Mutual Life Insurance Co.            $121,809   $114,812
       Commonwealth Life Insurance Co.                    $142,303          -

    The GEBT Equity Index Fund currently includes Common Stock.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (IN THOUSANDS OF DOLLARS)
                                  (CONTINUED)


    At December 31, 1994 and 1993, the financial position of the Trust was:


                                            1994        1993
                                         ----------  ----------
Assets:
 Investments at fair value:
   Equity Index Fund:
     GEBT Equity Index Fund
       (cost $589,262 and $378,818)      $  599,219  $  611,007
     Short-term temporary investments
       (cost approximates fair value)           552       1,632
   Interest Income Fund:
     Investment contracts
       (cost approximates fair value)       865,384     814,023
     Short-term temporary investments
       (cost approximates fair value)        13,432      11,879
   U.S. Government Obligations Fund:
     Federal agency obligations
       (cost $6,669 and $12,240)              6,582      12,290
     Government securities
       (cost $57,299 and $40,047)            56,632      40,050
     Corporate obligations
       (cost $1,636)                              -       1,660
     Short-term temporary investments
       (cost approximates fair value)        10,326      13,240
   Philip Morris Stock Fund:
     Common stock
       (cost $388,051 and $391,987)         575,890     583,717
     Short-term temporary investments
       (cost approximates fair value)         4,240       1,012
   Participants' Loan Account:
     Loans to participants                  102,894     106,306
                                         ----------  ----------
       Total investments                  2,235,151   2,196,816
 Receivables:
   Interest income                            1,469       1,071
   Dividend income                            8,267       6,898
                                         ----------  ----------
       Total assets                       2,244,887   2,204,785

Liabilities:
   Other payables                               107         363
                                         ----------  ----------
       Net assets                        $2,244,780  $2,204,422
                                         ==========  ==========

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                (IN THOUSANDS OF DOLLARS, EXCEPT PER UNIT DATA)
                                  (CONTINUED)

  The changes in the Trust net assets for the years ended December 31, 1994, 1993 and 1992, were:


                                                    1994         1993         1992
                                                 -----------  -----------  -----------
      Additions:
        Employer contributions                   $  156,080   $  169,173   $  164,444
        Employee contributions                       29,484       30,289       31,496

      Investment activities:
        Interest                                     63,760       60,694       54,772
        Dividends                                    31,039       30,052       27,537
        Interest on participant loans                 6,379        7,199        7,586
                                                 ----------   ----------   ----------
                                                    101,178       97,945       89,895
      Net appreciation (depreciation)
        in fair value of investments                 22,530     (203,526)      11,303
                                                 ----------   ----------   ----------
          Net investment activities                 123,708     (105,581)     101,198

      Deductions:
        Distributions and withdrawals              (267,720)    (217,387)     (82,158)
        General and administrative
          expenses                                   (1,194)      (1,106)      (1,060)
                                                 ----------   ----------   ----------

      Increase (decrease) in Trust net assets        40,358     (124,612)     213,920
      Net assets:
        Beginning of year                         2,204,422    2,329,034    2,115,114
                                                 ----------   ----------   ----------
        End of year                              $2,244,780   $2,204,422   $2,329,034
                                                 ==========   ==========   ==========

  The number of employee participation units and the net asset value per unit for the funds at December 31, 1994 and 1993, were:


                                                 U.S.
                           EQUITY   INTEREST  GOVERNMENT                  PARTICIPANTS'
                           INDEX     INCOME   OBLIGATIONS  PHILIP MORRIS     LOAN
                            FUND      FUND       FUND       STOCK FUND     ACCOUNT     TOTAL
                          --------  --------  -----------  -------------   --------  ----------
1994:
 Net assets               $599,746  $878,797      $74,339       $588,459   $103,439  $2,244,780
 Number of
   participation units     143,186   291,597       32,217        163,839
 Net asset value per
   unit                    $4.1886   $3.0137      $2.3074        $3.5917


1993:
 Net assets               $612,574  $825,882      $67,656       $591,415   $106,895  $2,204,422
 Number of
   participation units     146,575   293,146       29,406        175,318
 Net asset value per
   unit                    $4.1793   $2.8173      $2.3008        $3.3734


                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (IN THOUSANDS OF DOLLARS)
                                  (CONTINUED)


8.  NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF TRUST INVESTMENTS:

    The realized gains and losses on disposals and changes in unrealized appreciation or depreciation of investments in the Trust for the years ended December 31, 1994, 1993 and 1992, were:


                                            U.S.
                              EQUITY     GOVERNMENT
                              INDEX     OBLIGATIONS   PHILIP MORRIS
                               FUND         FUND        STOCK FUND       TOTAL
                            ----------  ------------  --------------  -----------
1994
- ----
Realized gains (losses):
  Proceeds                    $712,663     $195,232        $161,885    $1,069,780
  Cost                         481,914      195,625         142,757       820,296
                              --------     --------        --------    ----------
   Net realized gains
    (losses)                   230,749         (393)         19,128       249,484
                              --------     --------        --------    ----------

Unrealized appreciation
  (depreciation):
  Beginning of year            232,189           78         191,729       423,996
  End of year                    9,957         (753)        187,838       197,042
                              --------     --------        --------    ----------
   (Decrease)                 (222,232)        (831)         (3,891)     (226,954)
                              --------     --------        --------    ----------

Net appreciation
  (depreciation) in fair
  value of investments        $  8,517    ($  1,224)       $ 15,237    $   22,530
                              ========     ========        ========    ==========

1993
- ----
Realized gains:
  Proceeds                    $120,081     $465,701        $256,282    $  842,064
  Cost                          87,110      465,217         216,219       768,546
                              --------     --------        --------    ----------
   Net realized gains           32,971          484          40,063        73,518
                              --------     --------        --------    ----------

Unrealized appreciation:
  Beginning of year            205,950          554         494,536       701,040
  End of year                  232,189           78         191,729       423,996
                              --------     --------        --------    ----------
   (Decrease) increase          26,239         (476)       (302,807)     (277,044)
                              --------     --------        --------    ----------

Net (depreciation)
  appreciation in fair
  value of investments        $ 59,210     $      8       ($262,744)  ($  203,526)
                              ========     ========        ========    ==========

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (IN THOUSANDS OF DOLLARS)
                                  (CONCLUDED)


                                         U.S.
                             EQUITY   GOVERNMENT
                             INDEX    OBLIGATIONS  PHILIP MORRIS
                              FUND       FUND        STOCK FUND      TOTAL
                            --------  -----------  --------------  ---------
1992
- ----
Realized gains:
  Proceeds                  $169,470      $97,959       $232,729    $500,158
  Cost                       141,824       97,889        216,234     455,947
                            --------      -------       --------    --------
   Net realized gains         27,646           70         16,495      44,211
                            --------      -------       --------    --------

Unrealized appreciation:
  Beginning of year          191,418          433        542,097     733,948
  End of year                205,950          554        494,536     701,040
                            --------      -------       --------    --------
   (Decrease) increase        14,532          121        (47,561)    (32,908)
                            --------      -------       --------    --------

Net appreciation
  (depreciation) in fair
  value of investments      $ 42,178      $   191      ($ 31,066)   $ 11,303
                            ========      =======       ========    ========

9.  TAX STATUS:

    The U.S. Treasury Department has determined that the Plan, as amended and in effect as of January 1, 1988, constitutes a qualified plan under Section 401(a) of the Code and the related Trust is, therefore, exempt from Federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been amended several times since that date, and the Plan, as amended and in effect through June 1, 1994, has been submitted to the Internal Revenue Service for determination that the Plan, as so amended, continues to constitute a qualified plan under Section 401(a) of the Code and the related Trust continues to be exempt from Federal income taxes under Section 501(a) of the Code. These amendments have been drafted to comply with the provisions of the Code applicable to qualified plans. The Fiduciaries believe that the Plan, as so amended, continues to comply with the applicable provisions of the Code and that the Plan continues to be administered in accordance with the applicable provisions of the Code.

    Participants will not be subject to income tax on the Contribution and before-tax contributions made on their behalf by the Participating Companies, nor on earnings credited to their Accounts until withdrawn or distributed.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Employee Benefit Committee of Philip Morris Companies Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                          PHILIP MORRIS DEFERRED
                                            PROFIT-SHARING PLAN
                                              (Name of Plan)



                                   By    /s/ LARRY A. GATES
                                   ------------------------------------
                                         Larry A. Gates, Chairman,
                                   Corporate Employee Benefit Committee
                                      of Philip Morris Companies Inc.

Date:  April 26, 1995

                PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

            COLUMN A                              COLUMN B       COLUMN C      COLUMN D
            --------                          ---------------  ------------  ------------
                                                FACE AMOUNT        COST
                                                 OR NUMBER       BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE             OF SHARES/UNITS  INVESTMENTS    FAIR VALUE
- ---------------------------------             ---------------  ------------  ------------
EQUITY INDEX FUND  --  26.83%

GEBT Equity Index Fund  --  26.81%               596,952,542   $589,262,285  $599,219,171

SHORT-TERM INVESTMENTS  --  0.02%

GEBT Short-Term Investment Fund                      552,122        552,122       552,122
                                                               ------------  ------------

     TOTAL EQUITY INDEX FUND                                    589,814,407   599,771,293
                                                               ------------  ------------

PHILIP MORRIS STOCK FUND  --  25.96%

COMMON STOCK  --  25.77%

TOBACCO  --  25.77%

Philip Morris Companies Inc.                      10,015,471    388,050,974   575,889,582

SHORT-TERM INVESTMENTS  --  0.19%

GEBT Short-Term Investment Fund                    4,240,152      4,240,152     4,240,152
                                                               ------------  ------------

     TOTAL PHILIP MORRIS STOCK FUND                             392,291,126   580,129,734
                                                               ------------  ------------

INTEREST INCOME FUND  --  39.32%

INVESTMENT CONTRACTS  --  38.72%

PARTICIPATION CONTRACTS WITH INSTITUTIONS  --  27.75%

Allstate Life Insurance Company
          No. GA-4603           9.18%
          matures              1/1/95              5,024,244      5,024,244     5,024,244
Prudential Asset Management Company
          No. 5880              9.42%
          matures             3/31/95              2,623,672      2,623,672     2,623,672
John Hancock Mutual Life Insurance
          Company No. 4688      8.54%
          matures            10/31/95              2,192,903      2,192,903     2,192,903
Metropolitan Life Insurance Company
          GAC No. 9893-9        9.32%
          matures             11/1/95             15,880,249     15,880,249    15,880,249
Massachusetts Mutual Life Insurance
          Company No.  6200     9.20%
          matures              3/1/96             17,053,415     17,053,415    17,053,415

                PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

            COLUMN A                              COLUMN B       COLUMN C      COLUMN D
            --------                          ---------------  ------------  ------------
                                                FACE AMOUNT        COST
                                                 OR NUMBER       BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE             OF SHARES/UNITS  INVESTMENTS    FAIR VALUE
- ---------------------------------             ---------------  ------------  ------------
PARTICIPATION CONTRACTS WITH INSTITUTIONS (CONTINUED)

CNA Insurance Company
          GP 35000-B            4.71%
          matures              3/8/96                271,799    $   271,799   $   271,799
Provident National Assurance Company
          No. 0270425303A       8.93%
          matures             3/15/96             35,135,404     35,135,404    35,135,404
Massachusetts Mutual Life Insurance
          Company No.  6280     9.55%
          matures             6/30/96             14,375,226     14,375,226    14,375,226
Prudential Insurance Company of America
          No. GA 5905-213       9.50%
          matures             8/31/96              3,941,452      3,941,452     3,941,452
New York Life Insurance Company
          No. GA-20012          6.25%
          matures             9/17/96             28,511,997     28,511,997    28,511,997
Massachusetts Mutual Life Insurance
          Company No. 10403     6.59%
          matures             9/30/96             90,380,223     90,380,223    90,380,223
John Hancock Mutual Life Insurance
          Company  No. 6435     6.95%
          matures             12/2/96             29,013,127     29,013,127    29,013,127
Prudential Asset Management Company
          No.  5905-215         9.19%
          matures            12/31/96             16,378,500     16,378,500    16,378,500
Prudential Asset Management Company
          No.  5905-211         8.29%
          matures              2/1/97              4,578,686      4,578,686     4,578,686
Bank of America
          No. SP1 212           9.47%
          matures             7/31/97             20,884,732     20,884,732    20,884,732
Hartford Life Insurance Company
          GA No. 9067           8.60%
          matures             9/30/97             34,609,601     34,609,601    34,609,601
Prudential Life Insurance Company
          No.  5905-216         9.45%
          matures             9/30/97             20,694,588     20,694,588    20,694,588
Commonwealth Life Insurance Company
          No. 00343 FR          8.68%
          matures             2/28/98             23,595,435     23,595,435    23,595,435
New York Life Insurance Company
          No. 06121             8.50%
          matures              3/1/98             46,766,426     46,766,426    46,766,426
Principal Mutual Life Insurance Company
          GAC No. 748-112       8.87%
          matures              5/1/98             62,181,303     62,181,303    62,181,303

                PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

            COLUMN A                              COLUMN B       COLUMN C      COLUMN D
            --------                          ---------------  ------------  ------------
                                                FACE AMOUNT        COST
                                                 OR NUMBER       BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE             OF SHARES/UNITS  INVESTMENTS    FAIR VALUE
- ---------------------------------             ---------------  ------------  ------------
PARTICIPATION CONTRACTS WITH INSTITUTIONS (CONTINUED)

Allstate Life Insurance Company
          No. GA-5421           6.47%
          matures              4/7/99             26,448,877    $26,448,877   $26,448,877
New York Life Insurance Company
          No. GA-06989          7.33%
          matures             7/31/99             23,773,758     23,773,758    23,773,758
Principal Mutual Life Insurance Company
          GAC No. 3-748-114     5.82%
          matures              9/6/99             31,831,814     31,831,814    31,831,814
Security Life of Denver
          No.  FA 0147          9.10%
          matures            12/31/99              3,437,343      3,437,343     3,437,343
Metropolitan Life Insurance Company
          No. 12861             5.60%             60,680,643     60,680,643    60,680,643
                                                               ------------  ------------

     TOTAL CONTRACTS                                            620,265,417   620,265,417
                                                               ------------  ------------

FINANCIAL INSTITUTION POOLS  --  10.97%

Provident Life & Accident
 GAC No. 63005580               5.45%
 GEBT Short-Term Investment Fund                                    389,243       389,243
 U. S. Treasury Note
    matures         3/31/96     5.13%                             4,356,218     4,356,218
 U. S. Treasury Note
    matures         6/30/96     6.00%                             2,163,331     2,163,331
 U. S. Treasury Note
    matures        11/30/98     5.13%                             3,537,250     3,537,250
 U. S. Treasury Note
    matures       8/15/2002     6.38%                             2,155,588     2,155,588
 Federal Home Loan Mtg. Corporation
    matures       9/15/2002     4.85%                             2,568,495     2,568,495
 Federal National Mortgage Association Remic
    matures       7/25/2003     5.40%                             2,685,483     2,685,483
 U. S. Treasury Note
    matures       8/15/2003     5.75%                               640,091       640,091
 Federal Home Loan Mtg. Corporation
    matures       9/15/2008     6.00%                             1,630,945     1,630,945
 Federal Home Loan Mtg. Corporation
    matures       11/1/2008     6.00%                             2,389,981     2,389,981
 Federal National Mortgage Association Pool
    matures        7/1/2009     6.00%                             2,398,255     2,398,255
 Federal National Mortgage Association
    matures       9/25/2019     5.50%                             2,449,935     2,449,935

                PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

            COLUMN A                              COLUMN B       COLUMN C      COLUMN D
            --------                          ---------------  ------------  ------------
                                                FACE AMOUNT        COST
                                                 OR NUMBER       BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE             OF SHARES/UNITS  INVESTMENTS    FAIR VALUE
- ---------------------------------             ---------------  ------------  ------------
FINANCIAL INSTITUTION POOLS (CONTINUED)

Provident Life & Accident Contract (continued)
 Federal National Mortgage Association
    matures       8/25/2023     3.00%                           $ 2,296,384   $ 2,296,384
 Federal National Mortgage Association Pool
    matures        6/1/2024     6.50%                             2,374,298     2,374,298
                                                                -----------   -----------

Total Provident Life & Accident Contract                         32,035,497    32,035,497
                                                                -----------   -----------

National Westminster Bank
 No. SAM 0104A                  5.80%
 GEBT Short-Term Investment Fund                                    629,078       629,078
 Federal National Mortgage Association Remic
    matures       6/25/2005     6.25%                             1,790,003     1,790,003
 Federal Home Loan Mtg. Corporation
    matures       8/15/2005     6.25%                               891,669       891,669
 Federal National Mortgage Association
    matures       8/25/2005     6.00%                               386,440       386,440
 Federal Home Loan Mtg. Corporation
    matures       8/15/2008     6.50%                             2,517,005     2,517,005
 Federal National Mortgage Association Pool
    matures        5/1/2009     7.00%                             2,151,659     2,151,659
 Federal National Mortgage Association Pool
    matures        5/1/2009     6.50%                             2,148,622     2,148,622
 Federal Home Loan Mtg. Corporation Pool
    matures        6/1/2009     6.50%                             2,139,170     2,139,170
 Federal Home Loan Mtg. Corporation Pool
    matures        7/1/2009     7.00%                             2,239,435     2,239,435
 Federal Home Loan Mtg. Corporation Pool
    matures       4/15/2011     5.00%                             1,815,824     1,815,824
 Federal National Mortgage Association
    matures       8/25/2012     5.60%                             1,197,166     1,197,166
 Federal Home Loan Mtg. Corporation
    matures       8/25/2013     6.70%                             3,222,772     3,222,772
 Federal National Mortgage Association
    matures       9/25/2015     6.00%                             1,762,341     1,762,341
 Federal Home Loan Mtg. Corporation
    matures      12/15/2015     6.50%                             2,191,422     2,191,422
 Federal National Mortgage Association
    matures       6/25/2016     5.70%                             3,326,636     3,326,636
 Federal National Mortgage Association
    matures       7/25/2016     5.65%                             1,778,616     1,778,616
 Federal Home Loan Mtg. Corporation
    matures       1/15/2018     6.00%                             3,307,805     3,307,805
 Federal National Mortgage Association
    matures       6/15/2018     7.00%                               237,896       237,896

                PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

            COLUMN A                              COLUMN B       COLUMN C      COLUMN D
            --------                          ---------------  ------------  ------------
                                                FACE AMOUNT        COST
                                                 OR NUMBER       BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE             OF SHARES/UNITS  INVESTMENTS    FAIR VALUE
- ---------------------------------             ---------------  ------------  ------------
FINANCIAL INSTITUTION POOLS (CONTINUED)

 National Westminster Bank Contract (continued)
 Federal National Mortgage Association
    matures       1/25/2020     7.00%                           $ 3,261,761   $ 3,261,761
 Government National Mortgage Association
    matures       5/15/2024     6.50%                             2,764,456     2,764,456
                                                                -----------   -----------

Total National Westminster Bank Contract                         39,759,776    39,759,776
                                                                -----------   -----------

Commonwealth Life Insurance Company
 No. ADA 00043 TR               6.02%
 GEBT Short-Term Investment Fund                                  3,954,649     3,954,649
 U. S. Treasury Note
    matures         6/30/96     6.00%                            10,701,245    10,701,245
 Standard Credit Card Master Trust
    matures          8/7/96     5.88%                             2,791,397     2,791,397
 U. S. Treasury Note
    matures        10/31/98     4.75%                             3,297,951     3,297,951
 MBNA Master Credit Card Trust
    matures         8/15/99     6.20%                             2,621,055     2,621,055
 Federal Home Loan Mtg. Corporation
    matures       8/15/2005     4.00%                             4,066,758     4,066,758
 U. S. Treasury Note
    matures       8/15/2003     5.75%                             2,830,193     2,830,193
 Federal National Mortgage Association
    matures        9/9/2003     5.97%                               264,248       264,248
 Federal Home Loan Mtg. Corporation
    matures      11/15/2003     5.50%                             5,090,285     5,090,285
 Federal Home Loan Mtg. Corporation
    matures       2/15/2005     6.65%                             5,127,953     5,127,953
 Federal National Mortgage Association Remic
    matures       5/25/2005     6.70%                             5,095,753     5,095,753
 Federal Home Loan Mtg. Corporation
    matures       8/15/2005     6.70%                             5,124,791     5,124,791
 Federal National Mortgage Association Remic
    matures       1/25/2006     7.00%                             3,536,863     3,536,863
 Federal Home Loan Mtg. Corporation
    matures       4/15/2006     6.75%                             5,789,369     5,789,369
 Federal National Mortgage Association Remic
    matures       4/25/2006     6.25%                             4,885,188     4,885,188
 Federal National Mortgage Association Remic
    matures       8/25/2006     6.00%                             4,690,954     4,690,954
 Federal Home Loan Mtg. Corporation Pool
    matures        7/1/2008     7.00%                             5,925,738     5,925,738
 Federal National Mortgage Association Pool
    matures        5/1/2009     7.00%                             7,775,187     7,775,187

                PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

            COLUMN A                              COLUMN B       COLUMN C      COLUMN D
            --------                          ---------------  ------------  ------------
                                                FACE AMOUNT        COST
                                                 OR NUMBER       BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE             OF SHARES/UNITS  INVESTMENTS    FAIR VALUE
- ---------------------------------             ---------------  ------------  ------------
FINANCIAL INSTITUTION POOLS (CONTINUED)

Commonwealth Life Insurance Company (continued)
 Federal National Mortgage Association Remic
    matures      7/25/2011      5.50%                          $  7,690,750  $  7,690,750
 Federal Home Loan Mtg. Corporation
    matures      12/15/2011     5.25%                             5,258,286     5,258,286
 Federal Home Loan Mtg. Corporation
    matures       5/15/2014     5.40%                             5,125,581     5,125,581
 Federal Home Loan Mtg. Corporation
    matures      12/15/2018     6.00%                             2,454,000     2,454,000
 Federal National Mortgage Association Remic
    matures      12/25/2018     4.75%                             4,644,244     4,644,244
 Federal Home Loan Mtg. Corporation
    matures       1/25/2019     6.25%                             1,874,104     1,874,104
 Government National Mortgage Association Pool
    matures       5/15/2024     6.50%                             8,091,410     8,091,410
                                                               ------------  ------------

Total Commonwealth Life Insurance Company Contract              118,707,952   118,707,952
                                                               ------------  ------------

Peoples Life Insurance Company
 No.  106873                    6.30%
 GEBT Short-Term Investment Fund                                  1,282,409     1,282,409
 U. S. Treasury Note
    matures         2/15/97     4.75%                             4,578,431     4,578,431
 PRAT
    matures          5/2/98     6.45%                               576,003       576,003
 Federal Home Loan Mtg. Corporation Remic
    matures        12/15/98     5.50%                             1,817,908     1,817,908
 U. S. Treasury Note
    matures         2/28/99     5.50%                             4,022,458     4,022,458
 AMXMT
    matures       7/15/2001     5.38%                             1,052,070     1,052,070
 Federal Home Loan Mtg. Corporation Pool
    matures       11/1/2001     8.00%                               483,334       483,334
 Federal Home Loan Mtg. Corporation Remic
    matures       1/15/2002     4.75%                             1,821,671     1,821,671
 U. S. Treasury Note
    matures       8/15/2003     5.75%                             3,824,819     3,824,819
 Standard Credit Card Master Trust
    matures       11/7/2003     8.25%                               568,832       568,832
 U. S. Treasury Note
    matures       2/15/2004     5.88%                             4,266,221     4,266,221
 Federal National Mortgage Association Pool
    matures       11/1/2005     10.5%                             1,886,068     1,886,068
 Federal Home Loan Mtg. Corporation
    matures       2/15/2007     4.25%                             4,101,725     4,101,725

                PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

            COLUMN A                              COLUMN B       COLUMN C      COLUMN D
            --------                          ---------------  ------------  ------------
                                                FACE AMOUNT        COST
                                                 OR NUMBER       BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE             OF SHARES/UNITS  INVESTMENTS    FAIR VALUE
- ---------------------------------             ---------------  ------------  ------------
FINANCIAL INSTITUTION POOLS (CONTINUED)

Peoples Life Insurance Company (continued)
 Federal Home Loan Mtg. Corporation Pool
    matures        5/1/2009         6.00%                      $  2,190,706  $  2,190,706
 Federal Home Loan Mtg. Corporation Pool
    matures        6/1/2009         6.50%                         3,026,862     3,026,862
 Federal National Mortgage Association Pool
    matures        7/1/2009         6.00%                         1,240,280     1,240,280
 Federal National Mortgage Association Pool
    matures        7/1/2009         7.00%                         1,262,313     1,262,313
 Federal Home Loan Mtg. Corporation
    matures      12/15/2010         5.25%                           917,798       917,798
 Federal National Mortgage Association
    matures       3/25/2012         5.00%                         1,321,825     1,321,825
 Federal Home Loan Mtg. Corporation Remic
    matures       1/15/2014         5.75%                         1,330,777     1,330,777
 Federal Home Loan Mtg. Corporation
    matures       1/15/2014         5.25%                         3,993,205     3,993,205
 Government National Mortgage Association
    matures       9/15/2019         9.00%                            83,944        83,944
 Federal National Mortgage Association
    matures      12/15/2019         6.00%                           415,959       415,959
 Government National Mortgage Association
    matures      12/15/2019         9.00%                           821,063       821,063
 Government National Mortgage Association
    matures       1/15/2020         9.00%                           242,463       242,463
 Government National Mortgage Association
    matures       6/15/2020         9.00%                           421,196       421,196
 Government National Mortgage Association
    matures       9/15/2020         9.00%                         2,096,619     2,096,619
 Government National Mortgage Association
    matures      10/20/2021         9.50%                         1,503,081     1,503,081
 Government National Mortgage Association
    matures       8/15/2022         9.00%                         1,209,366     1,209,366
 Government National Mortgage Association
    matures       5/15/2024         6.50%                         2,140,140     2,140,140
 Government National Mortgage Association
    matures       1/15/2025         9.00%                           115,392       115,392
                                                               ------------  ------------

Total Peoples Life Insurance Company Contract                    54,614,938    54,614,938
                                                               ------------  ------------

     TOTAL POOLS                                                245,118,163   245,118,163
                                                               ------------  ------------

TOTAL INVESTMENT CONTRACTS                                      865,383,580   865,383,580
                                                               ------------  ------------

                PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

                SCHEDULE I - INVESTMENTS AS OF DECEMBER 31, 1994

            COLUMN A                              COLUMN B        COLUMN C        COLUMN D
            --------                          ---------------  --------------  --------------
                                                FACE AMOUNT         COST
                                                 OR NUMBER        BASIS OF
NAME OF ISSUER AND TITLE OF ISSUE             OF SHARES/UNITS   INVESTMENTS      FAIR VALUE
- ---------------------------------             ---------------  --------------  --------------
SHORT-TERM INVESTMENTS  --  0.60%

GEBT Short-Term Investment Fund                    13,432,391  $   13,432,391  $   13,432,391
                                                               --------------  --------------

     TOTAL INTEREST INCOME FUND                                   878,815,971     878,815,971
                                                               --------------  --------------

U.S. GOVERNMENT OBLIGATIONS FUND  --  3.29%

GOVERNMENT SECURITIES  --  2.53%

United States Treasury Notes
    4.125%     due    5/31/95                      30,000,000      29,800,000      29,723,400
United States Treasury Notes
    4.125%     due    6/30/95                      10,000,000      10,046,875       9,882,800
United States Treasury Notes
    4.00%      due    1/31/96                       7,500,000       7,461,621       7,241,025
United States Treasury Notes
    6.00%      due    6/30/96                      10,000,000       9,990,625       9,784,400
                                                               --------------  --------------


     TOTAL GOVERNMENT SECURITIES                                   57,299,121      56,631,625
                                                               --------------  --------------

FEDERAL AGENCY OBLIGATIONS  --  0.30%

Federal Home Loan Mtg Corporation
    Multiclass Mtg Partn CTFS GTD
    SER 1304 CL 1304-F Var Rt 6/15/97               1,749,928       1,749,928       1,736,243
Student Loan Marketing Association
    Medium Term Note SER97 BB
    8.29%                    12/22/97               3,500,000       3,500,000       3,498,587
Federal Home Loan Mtg Corporation
    Multiclass Mtg Partn CTFS GTD
    SER 1296 CL 1296-I Var Rt 7/15/99               1,424,980       1,418,746       1,347,490
                                                               --------------  --------------

     TOTAL FEDERAL AGENCY OBLIGATIONS                               6,668,674       6,582,320
                                                               --------------  --------------

SHORT-TERM INVESTMENTS  --  0.46%

GEBT Short-Term Investment Fund                    10,325,806      10,325,806      10,325,806
                                                               --------------  --------------

     TOTAL U.S. GOVERNMENT OBLIGATIONS FUND                        74,293,601      73,539,751
                                                               --------------  --------------

PARTICIPANTS' LOAN ACCOUNT  --  4.60%

Participants' Loans                               102,894,433     102,894,433     102,894,433
                                                               --------------  --------------

     TOTAL INVESTMENTS                                         $2,038,109,538  $2,235,151,182
                                                               ==============  ==============

                                      S-8